Filed by Renovacor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Renovacor, Inc.

Commission File No.: 001-39271

Date: September 23, 2022

Renovacor Employee “Frequently Asked Questions” Document – September 23, 2022

1.	What was announced?

On September 20, 2022, we announced the signing of a definitive agreement under which Rocket Pharmaceuticals, Inc. (“Rocket”) will acquire Renovacor in an all-stock transaction. The boards of directors of both companies have approved the transaction.

2.	What are the terms of the transaction?

Under the terms of the agreement, Renovacor shareholders will receive approximately 0.1676 shares of Rocket in exchange for each of their shares of Renovacor (subject to adjustment as described below) and are expected to own approximately 4.6% percent of Rocket equity on a fully diluted basis immediately following the closing of the transaction.

The exchange ratio implies an equity deal value of approximately $53 million based on fully diluted shares outstanding via treasury stock method and the acceleration and vesting of all earnout shares, or $2.60 per share of Renovacor, based on the volume weighted average trading price of Rocket shares of $15.51 for the 30 trading days through and including Monday, September 19, 2022. The exchange ratio is subject to adjustment based on Renovacor net cash at closing.

3.	Why did we decide to proceed with the transaction?

Our Board of Directors determined that the transaction was the best path forward for Renovacor to bring value to our shareholders, employees, and the patients we hope to serve. We look forward to combining the considerable resources and expertise of Renovacor and Rocket to create a category leader in the precision cardiology field.

4.	What do we know about Rocket? How does the Rocket company culture compare with ours?

Rocket is a leading late-stage, clinical biotechnology company advancing an integrated and sustainable pipeline of genetic therapies for rare childhood disorders with high unmet need. They specialize in monogenic diseases and are developing both in vivo AAV therapies and ex vivo lentivirus therapies. They have an AAV9-based cardiac gene therapy in development for Danon disease for which they are expecting to report the pediatric cohort data on September 30, 2022 at the HFSA meeting. They hope to initiate a Phase 2 pivotal trial for this program in the fourth quarter of 2022.

As of June 30, 2022, Rocket had $321.4 million in cash and cash equivalents. The transaction is expected to extend their cash runway to the second quarter of 2024, with an opportunity for further extension if Priority Review Vouchers (PRVs) are awarded for their lentivirus programs in 2024.

We have been engaging with Rocket in non-competitive collaborations for some time and feel there is great chemistry between our companies with similar entrepreneurial and patient-focused cultures.

5.	What are the potential benefits of the transaction? How will the transaction benefit patients?

The transaction aligns with the strategy of both companies to expand leadership in AAV-based gene therapy for cardiac disease and enhance our mission to transform the lives of heart failure patients through the power of gene therapy. By combining our preclinical, clinical, regulatory, and CMC expertise, we believe we will be well-positioned to bring the highest impact gene therapies with the best chance for success to patients in the most productive and efficient manner possible.

6.	What does this mean for the employees of Renovacor?

We are excited about the synergies of our two portfolios and Rocket’s current hiring needs, which are expected to result in many career growth opportunities within the combined organization for our team. Rocket is looking forward to combining forces with our team of leading cardiology drug development and gene therapy experts and will be talking with all employees about potential career opportunities.

Employees who hold options to purchase shares of Renovacor’s common stock will receive equivalent options to purchase shares of Rocket’s common stock, as adjusted on the basis of the exchange ratio in the merger.

Employees who are retained by Rocket will receive a competitive compensation and benefits package of equal or greater value to their current package with Renovacor. This will include participation in Rocket’s equity plan inclusive of the conversion of Renovacor stock options into Rocket stock options as described above.

Employees who do not continue with Rocket beyond the closing date will be eligible for severance, the amount of which will be based on employment level and tenure. Employees who do not continue post-closing will receive accelerated vesting for all stock options at close and a three-year period to exercise.

All employees who remain with Renovacor until the closing of the merger will receive their performance bonuses in recognition of their 2022 contributions and accomplishments, subject to approval of their managers and Renovacor’s Board of Directors.

7.	Does this announcement have any immediate effects on Renovacor’s day-to-day operations? What can I expect between now and closing?

Renovacor will continue to operate normally and with full intention of delivering on our 2022 corporate objectives. We will shortly begin collaborative discussions with Rocket employees and will share details and ideas on the progress of our programs in preparation for integration and closure of the transaction.

8.	What are the next steps to complete the transaction?

It is currently anticipated that the transaction will close by the first quarter of 2023, subject to approval by Renovacor and Rocket shareholders, receipt of any required customary regulatory approvals, and the satisfaction of other customary closing conditions.

9.	Where will the company be headquartered and located?

Rocket is headquartered in Cranbury, NJ and has recently opened a state-of-the-art R&D/manufacturing facility at this site. They also have an office location at the Empire State Building in New York, NY. They intend to maintain the Renovacor Cambridge office and Princeton laboratory sites.

10.	What should I say if I’m asked questions about the transaction?

Any external discussion of the transaction must be limited to the information found in public materials, including the press release and Rocket and Renovacor investor materials found on the respective websites.    Please refer investor or media inquiries to Brooks Rahmer.

11.	Who can I contact if I have more questions?

As we move through this process, we will continue to share information and keep you informed on important developments. If you have any questions, please speak with your manager.